EXHIBIT 4.15

Private & Confidential	Execution Version

Dated 25 June 2019

Guarantor

GASLOG LTD.

Mortgagee

ABN AMRO BANK N.V.

CORPORATE GUARANTEE

Contents

Clause		Page

1	Definitions and interpretation	1

2	Guarantee	1

3	Perfection and protection of Guarantee	2

4	Guarantee protections	2

5	Financial covenants	4

6	Release of Guarantee	7

7	Benefit of Deed	7

8	Governing law and enforcement	8

Schedule 1 Guarantor Information		9

Schedule 2 Form of Compliance Certificate		10

THIS DEED is dated 25 June 2019 and made between:

(1)                       GASLOG LTD. (as described in more detail in Schedule 1) (the Guarantor); and

(2)                       ABN AMRO BANK N.V. acting in its capacity as security agent and as trustee for the Finance Parties (the Mortgagee).

IT IS AGREED as follows:

1                               Definitions and interpretation

1.1                    Terms defined in the Facility Agreement have, unless defined differently in this Deed, the same meaning when used in this Deed. In addition, in this Deed:

Facility Agreement means the agreement described in Schedule 1 as it may from time to time be amended, restated, novated or replaced (however fundamentally, including by an increase of any size in any facility made available under it, the alteration of the nature, purpose or period of any such facility or the change of its parties).

Secured Obligations means the indebtedness and obligations undertaken to be paid or discharged by the Obligors under the Finance Documents.

1.2                    Clauses 1.2 (Construction) to 1.5 (Conflict of documents) and any other provision of the Facility Agreement which, by its terms, purports to apply to all of the Finance Documents and/or any Obligor shall apply to this Deed as if set out in it but with all necessary changes and as if references in the provision to Finance Documents referred to this Deed.  For the avoidance of doubt, by virtue of clause 1.4 (Finance Documents) of the Facility Agreement, the Guarantor confirms that the representations and warranties concerning the Guarantor and/or this Deed made or deemed repeated under the Facility Agreement are true and correct.

1.3                    The Guarantor confirms it has read and agrees to the terms of the Facility Agreement.

2                               Guarantee

2.1                    The Guarantor irrevocably and unconditionally:

(a)             guarantees to the Mortgagee the punctual performance of the Secured Obligations by each other Obligor;

(b)             undertakes with the Mortgagee that whenever another Obligor does not pay any amount when due under or in connection with any Finance Document, it shall immediately on (first) demand pay that amount as if it was the principal obligor; and

(c)              agrees that it will, as an independent and primary obligation, indemnify the Mortgagee immediately on demand against any cost, loss or liability it incurs (i) if any obligation guaranteed by it is or becomes  unenforceable, invalid or illegal where such cost, loss or liability arises as a result of the Borrower not paying any amount which would, but for such unenforceability, invalidity or illegality have been payable by it under any Finance Document on the date when it would have been due, or (ii) if as a result (directly or indirectly) of the introduction of or any change in (or the interpretation, administration or application of) any law or regulation, or compliance with any law, regulation or administrative procedure made after entry into this Deed (a Change in Law), there is a change in the currency, the value of the currency or the timing, place or manner in which any obligation guaranteed by the Guarantor is payable.

The amount payable by the Guarantor under this indemnity:

(A)                     in respect of paragraph (i) above, shall be the amount it would have had to pay under this clause 2 if the amount claimed had been recoverable on the basis of a guarantee but for any relevant unenforceability, invalidity or illegality, and

(B)                     in respect of paragraph (ii) above, shall include (1) the difference between (x) the amount (if any) received by the Mortgagee and the other Finance Parties from the Borrower and (y) the amount that the Borrower was obliged to pay under the original express terms of the Finance Documents in the currency specified in the Finance Documents, disregarding any Change in Law (the Original Currency), and (2) all further costs, losses and liabilities suffered or incurred by the Mortgagee and the other Finance Parties as a result of a Change in Law.

For the purposes of (1)(x) above, if payment was not received by the Mortgagee or the other Finance Parties in the Original Currency, the amount received by the Mortgagee and the other Finance Parties shall be deemed to be that payment’s equivalent in the Original Currency converted, actually or notionally at the Mortgagee’s discretion, on the day of receipt at the then prevailing spot rate of exchange of the Mortgagee or if, in the Mortgagee’s opinion, it could not reasonably or properly have made a conversion on the day of receipt of the equivalent of that payment in the Original Currency, that payment’s equivalent as soon as the Mortgagee could, in its opinion, reasonably and properly have made a conversion of the Original Currency with the currency of payment.

If the Original Currency no longer exists, the Guarantor shall make such payment in such currency as is, in the reasonable opinion of the Mortgagee, required, after taking into account any payments by the Borrower, to place the Mortgagee and the other Finance Parties in a position reasonably comparable to that it would have been in had the Original Currency continued to exist.

2.2                    Nothing in clause 2.1 shall be construed as constituting a guarantee by any Obligor of its own obligations.

2.3                    The undertakings of the Guarantor under this clause 2 and the other provisions of this Deed are given to the Mortgagee as security agent and trustee for the Finance Parties.

2.4                    The independent guarantee under this clause 2 is given with the benefit of clause 4 (Guarantee protections) and the other provisions of this Deed.

3                               Perfection and protection of Guarantee

Without prejudice to clause 19.8 (Further assurance) of the Facility Agreement the Guarantor shall, as soon as reasonably practicable, execute all such documents (including notices), deposit all such documents and do all such things as the Mortgagee may reasonably require in order to facilitate the enforcement of this Deed or the exercise of any rights held by the Mortgagee under this Deed.

4                               Guarantee protections

4.1                    This Deed and the obligations of the Guarantor under this Deed are a continuing and independent guarantee and shall extend to the ultimate balance owing in respect of the Secured Obligations, regardless of any intermediate payment or discharge in whole or in part.

4.2                    If any payment by an Obligor or any discharge given by a Finance Party (whether in respect of the Secured Obligations or any security for them or otherwise) is avoided or reduced as a result of insolvency or any similar event:

(a)             the liability of the Guarantor under this Deed shall continue as if the payment, release, avoidance or reduction had not occurred; and

(b)             the Mortgagee shall be entitled to recover the value or amount of that security or payment from the Guarantor, as if the payment, discharge, avoidance or reduction had not occurred.

4.3                    The obligations of the Guarantor under this Deed shall not be affected by any act, omission, matter or thing which, but for this clause, would reduce, release or prejudice any of its obligations under this Deed (without limitation and whether or not known to it or to the Mortgagee or any other Finance Party) including:

(a)             any time, waiver or consent granted to, or composition with, any Obligor or any other person;

(b)             the release of any other Obligor or any other person under the terms of any composition or arrangement with any creditor of any other Obligor;

(c)              the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Obligor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(d)             any incapacity or lack of power, authority or legal personality of, or dissolution or change in the members or status of, any Obligor or any other person;

(e)              any amendment, novation, supplement, extension, restatement (however fundamental and whether or not more onerous) or replacement of any Finance Document or any other document or security;

(f)               any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document or any other document or security; or

(g)              any insolvency or similar proceedings.

4.4                    The Guarantor waives any right it may have of first requiring the Mortgagee or any other Finance Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from the Guarantor under this Deed. This waiver applies irrespective of any law or any provision of a Finance Document to the contrary.

4.5                    Until the Secured Obligations have been irrevocably and unconditionally discharged in full, the Mortgagee and each other Finance Party (or any trustee or agent on its behalf) may:

(a)             refrain from applying or enforcing any other money, security or rights held or received by it (or any trustee or agent on its behalf) in respect of the Secured Obligations, or apply and enforce the same in the manner and order it thinks fit (whether against those amounts or otherwise) and the Guarantor shall not be entitled to the benefit of the same; and

(b)             hold in an account any money received from the Guarantor or on account of its liability under this Deed.

4.6                    Until all the Secured Obligations have irrevocably and unconditionally been paid in full and unless the Mortgagee otherwise directs, the Guarantor shall not exercise any rights (including rights of set-off) which it may have by reason of performance by it of its obligations under the Finance Documents:

(a)             to be indemnified or reimbursed by another Obligor;

(b)             to claim any contribution from any other guarantor of any Obligor’s obligations under the Finance Documents; or

(c)              to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties under the Finance Documents or of any other guarantee or security taken pursuant to, or in connection with, the Finance Documents by any Finance Party.

If the Guarantor receives any benefit, payment or distribution in relation to such rights it will promptly pay an equal amount to the Mortgagee for application in accordance with clause 30.24 (Order of application) of the Facility Agreement. This only applies until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full.

4.7                    Until all the Secured Obligations have irrevocably and unconditionally been paid in full and unless the Mortgagee otherwise directs, the Guarantor shall be entitled to declare and pay dividends or other distributions or payments (whether in cash or in specie), including any interest and/or unpaid dividends, to its shareholders, in respect of its equity or any other share capital or warrants for the time being in issue, provided that (a) no Event of Default shall have occurred at the time of declaration or payment of such dividend, distribution or payment nor would occur as a result of the declaration or payment of such dividend, distribution or payment and (b) that following payment of such dividend, distribution or payment the Guarantor is in compliance with the undertaking at clause 5.2(e).

4.8                    This Deed is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by any Finance Party.

5                               Financial covenants

The undertakings in this clause 5 remain in force during the Facility Period.

5.1                     Financial definitions

In this clause 5:

Cash and Cash Equivalents means cash and cash equivalents and short term investments as set forth in the Financial Statements of the GasLog Group which are readily convertible into known amounts of cash with original maturities of six (6) months or less, but excluding, for the avoidance of doubt, in each case cash and amounts set forth as restricted cash in the Financial Statements of the GasLog Group.

Compliance Certificate means the certificate substantially in the form set out in Schedule 2 to this Deed (Form of Compliance Certificate) or otherwise approved.

Current Assets means, “Current Assets” of the GasLog Group as shown in the then most recent Financial Statements of the GasLog Group.

Current Liabilities means, the “Current Liabilities” of the GasLog Group as shown in the then most recent Financial Statements of the GasLog Group.

Current Portion of Loans means, the “Current Portion of Loans” as shown in the then most recent Financial Statements of the GasLog Group.

Debt Service means, in respect of any financial period, the sum to be the aggregate amount of:

(a)                        scheduled amounts of principal;

(b)                        scheduled amounts of Interest thereon; and

(c)                         all other amounts in excess of $30,000,000 per financial year payable as non-recurring fees or upfront fees, costs and expenses in connection with the GasLog Group’s Financial Indebtedness, which in each case fell due and was paid by the Parent and its Subsidiaries in such period in respect of Total Indebtedness, as shown in the then most recent Financial Statements relevant to such period.

EBITDA means, in respect of any period, the consolidated profit on ordinary activities of the GasLog Group before taxation for such period:

(a)             adjusted to exclude Interest Receivable and Interest Payable and other similar income or costs to the extent not already excluded;

(b)             adjusted to exclude any gain or loss realised on the disposal of fixed assets (whether tangible or intangible);

(c)              after adding back depreciation and amortisation charged which relates to such period;

(d)             adjusted to exclude any exceptional or extraordinary costs or income; and

(e)              after deducting any profit arising out of the release of any provisions against a liability or charge and adding back any provision relating to long term assets or contracts,

as shown in the then most recent Financial Statements relevant to such period.

Financial Statements means any of the Annual Financial Statements and Semi-Annual Financial Statements of the GasLog Group referred to and defined as such in clause 18.1 (Financial statements) of the Facility Agreement.

GasLog Group means the Guarantor and its Subsidiaries for the time being and, for the purposes of this clause 5, any other entity required to be treated as a subsidiary in its consolidated accounts in accordance with GAAP and/or any applicable law.

Interest means, in respect of any specified Financial Indebtedness, all continuing regular or periodic costs, charges and expenses incurred in effecting, servicing or maintaining such Financial Indebtedness including:

(a)                       gross interest, commitment fees, financing premia or other financial charges, discount and acceptance fees and administration and guarantee fees, fronting and ancillary facility fees payable or incurred on any form of such Financial Indebtedness; and

(b)                       arrangement fees or other up front fees.

Interest Payable means, in respect of any period, the aggregate (calculated on a consolidated basis) of:

(a)                       the amounts charged and posted (or estimated to be charged and posted) as a current accrual accrued during such period in respect of members of the GasLog Group by way of Interest, but excluding any amount accruing as interest in-kind (and not as cash pay) to the extent capitalised as principal during such period; and

(b)                       net payments (positive or negative) in relation to interest rate or currency hedging arrangements in respect of Financial Indebtedness (after deducting net income in relation to such interest rate or currency hedging arrangements), as shown in the then most recent Financial Statements relevant to such period.

Interest Receivable means, in respect of any period, the amount of Interest accrued on cash balances of the GasLog Group (including the amount of interest accrued on the Accounts, to the extent that the account holder is entitled to receive such interest) during such period, as shown in the then most recent Financial Statements relevant to such period.

Market Adjusted Net Worth means, Total Market Adjusted Assets less Total Indebtedness.

Maximum Leverage means, at any time, the figure calculated using the following formula:

Maximum Leverage =	Total Indebtedness
Total Assets

Total Assets means, the amount of total assets of the GasLog Group on a consolidated basis as determined in accordance with GAAP and shown in the then most recent Financial Statements of the GasLog Group and calculated in the same manner as shown in the Original Financial Statements of the GasLog Group.

Total Indebtedness means, the aggregate Financial Indebtedness (on a consolidated basis) of the GasLog Group as shown in the then most recent Financial Statements of the GasLog Group.

Total Market Adjusted Assets means, the Total Assets adjusted upwards or downwards, as the case may be, to reflect any difference between the book value of vessels owned wholly or in part by the GasLog Group and mean valuations of such vessels provided to the Mortgagee in each Compliance Certificate conducted by two independent valuers selected by the Guarantor from the list of Approved Valuers and otherwise in accordance with the provisions of clause 23 (Minimum security value) of the Facility Agreement as if such vessels were each a “Ship”.

5.2                     Financial condition

The Guarantor shall ensure that at all times:

(a)             it will procure that Market Adjusted Net Worth shall be not less than $350,000,000;

(b)             Current Assets shall be greater than or equal to Current Liabilities (excluding the Current Portion of Loans);

(c)              the ratio of EBITDA: Debt Service in respect of any six month period, on a trailing four quarter basis, shall be no less than 1.10:1, Provided always that such ratio shall be regarded as having been complied with if at the relevant time when such ratio is being tested the Cash and Cash Equivalents of the GasLog Group shall be at least $110,000,000;

(d)             Maximum Leverage shall not exceed 75%; and

(e)              Cash and Cash Equivalents shall be at least $75,000,000.

5.3                     Financial testing and provision and contents of Compliance Certificate

(a)             The Guarantor shall supply a Compliance Certificate to the Agent, with each set of audited consolidated Annual Financial Statements and unaudited Semi-Annual Financial Statements for the GasLog Group delivered by the Borrower pursuant to clause 18.1 (Financial statements) of the Facility Agreement.

(b)             Each Compliance Certificate shall set out (in reasonable detail) computations as to compliance with this clause 5 and provide the most recent annual valuations of all the vessels owned by the GasLog Group.

(c)              Each Compliance Certificate shall be signed by the Chief Financial Officer of the Guarantor or, in his or her absence, by two directors of the Guarantor.

(d)             The financial covenants set out in clause 5.2 (Financial condition) shall be calculated in accordance with GAAP on a consolidated basis and tested upon receipt of the Annual Financial Statements and Semi-Annual Financial Statements of the GasLog Group by reference to each Compliance Certificate delivered pursuant to clause 5.3(a).

6                               Release of Guarantee

6.1                    This Deed shall expire and the Guarantor’s obligations under this Deed shall, following a request in writing from the Guarantor at any time following a Drop Down and satisfaction of all conditions under and in accordance with clauses 19.6(a) and (b) (Drop Down; Reverse Drop Down) of the Facility Agreement (for the purposes of this clause, the Drop Down Conditions), be irrevocably and unconditionally released without any further action required.

6.2                    If the Guarantor does not make a request in writing as referred to in clause 6.1 above, on the date upon which all the Drop Down Conditions are satisfied, the rights and obligations of the parties to this Deed shall automatically be suspended (with no obligations for the Guarantor and the Mortgagee shall not be entitled to make any demands under this Deed).

6.3                    Upon the occurrence of a Reverse Drop Down and satisfaction of all conditions under and in accordance with clause 19.6(c) (Drop Down; Reverse Drop Down) of the Facility Agreement, and provided that the Borrower and the Guarantor have received a notice in writing from the Agent that a new guarantee from the Guarantor is necessary at the time of the occurrence of the Reverse Drop Down, any suspension of the rights and obligations of the parties to this Deed pursuant to clause 6.2 above shall cease to apply and the Guarantor shall be fully liable for all of its obligations under this Deed.

6.4                    If the Agent (acting upon the instructions of the Majority Lenders) does not provide written notice to the Borrower and the Guarantor that a new guarantee from the Guarantor is necessary at the time of the occurrence of a Reverse Drop Down, then this Deed shall expire and the Guarantor’s obligations under this Deed shall automatically be irrevocably and unconditionally released without any further action required.

7                               Benefit of Deed

The Mortgagee may assign its rights under this Deed to any person appointed as Security Agent under the Facility Agreement. It is intended that this document takes effect as a deed even though the Mortgagee may only execute it under hand.

8                               Governing law and enforcement

8.1                    This Deed and any non-contractual obligations connected with it are governed by English law.

8.2                    The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Deed or any non-contractual obligations connected with it (including a dispute regarding the existence, validity or termination of this Deed) (a Dispute).

8.3                    The parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and, accordingly, that they shall not argue to the contrary.

8.4                    Clauses 8.2 and 8.3 are for the benefit of the Mortgagee only. As a result, the Mortgagee shall not be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Mortgagee may take concurrent proceedings in any number of jurisdictions.

8.5                    Without prejudice to any other mode of service allowed under any relevant law, the Guarantor:

(a)             irrevocably appoints the person named in Schedule 1 as its agent for service of process in relation to any proceedings before the English courts in connection with this Deed;

(b)             agrees that failure by the process agent to notify the Guarantor of the process shall not invalidate the proceedings concerned; and

(c)              if any person appointed as process agent for the Guarantor is unable for any reason to act as agent for service of process, the Guarantor must immediately (and in any event within ten days of such event taking place) appoint another agent on terms acceptable to the Mortgagee. Failing this, the Mortgagee may appoint another agent for this purpose.

This Deed has been executed as a deed, and it has been delivered on the date stated at the beginning of this Deed.

Schedule 1
Guarantor Information

Guarantor

Name:	GasLog Ltd.

Country of incorporation:	Bermuda

Registered number:	33928

Registered office:	Clarendon House, 2 Church Street, Hamilton, HM11, Bermuda

Process Agent

Name:	GasLog Services UK Ltd.

Registered Office:	81 Kings Road, London SW3 4NX, United Kingdom

Address for service of notices

Address:	c/o GasLog Monaco SAM
Gildo Pastor Center, 7
rue du Gabian
MC 98000
Monaco
Fax:	+37797975124

Attention:	Alastair Maxwell

Facility Agreement

Description:	Facility Agreement

Date:	2019

Amount of facility:	Up to $130,000,000

Parties:

(a) Borrower:	GasLog Hellas-1 Special Maritime Enterprise

(b) Arrangers:	ABN AMRO BANK N.V. and Oversea-Chinese Banking Corporation Limited

(c) Original Lenders:	The banks and other financial institutions whose names and addresses are set out in Schedule 1 to the Facility Agreement

(d) Agent:	ABN AMRO BANK N.V as agent for the Finance Parties from time to time

(e) Security Agent:	ABN AMRO BANK N.V as security agent for the Finance Parties from time to time

Schedule 2
Form of Compliance Certificate

To:                                                          ABN AMRO BANK N.V

From:                                            GasLog Ltd.

Dated:                                        [•]

Dear Sirs

Corporate Guarantee dated [•] 2019 (the Guarantee) issued in connection with a $130,000,000 Facility Agreement dated [•] 2019

1                               We refer to the Guarantee.  This is a Compliance Certificate.  Terms defined in the Guarantee have the same meaning when used in this Compliance Certificate unless given a different meaning in this Compliance Certificate.

2                               We confirm that by reference to the [Semi-Annual][Annual] Financial Statements for the GasLog Group for the financial period ending on [•] attached hereto:

(a)                       our Market Adjusted Net Worth is $[•] (being $[•] (Total Market Adjusted Assets) less $[•] (Total Indebtedness)) [[Requirement being $350,000,000]];

(b)                       our Current Assets (being $[•]) are [not] greater than or equal to our Current Liabilities, (excluding Current Portion of Loans (being $[•])) [Requirement being that Current Assets are greater than or equal to Current Liabilities at all times (excluding Current Portion of Loans)];

(c)                        the ratio of EBITDA: Debt Service has been [•] calculated on a four quarter trailing basis (being $[•] EBITDA and $[•] Debt Service) [Requirement being that the ratio of EBITDA to Debt Service is not less than 1.10:1 in each 6 month period.];

(d)                       the Maximum Leverage is [•]% (being $[•] Total Indebtedness divided by $[•] Total Assets).  [Requirement being that the Maximum Leverage shall not exceed 75%]; and

(e)                        our Cash and Cash Equivalents is $[•] [Requirement that Cash and Cash Equivalents is, at all times, not less than $75,000,000].

3                               In order to demonstrate our confirmations in paragraph 2, we attach:

(a)                       two valuations of all of the vessels owned wholly or in part by the GasLog Group from [•] and [•], each being Approved Valuers selected by the Guarantor and otherwise prepared in accordance with clause 23 (Minimum security value) of the Facility Agreement;

(b)                       valuations of all other assets owned wholly or in part by the GasLog Group prepared by valuers selected by the Guarantor and otherwise prepared in accordance with clause 23.4 (Valuations procedure) of the Facility Agreement;

(c)                        reconciliations prepared by us as to the difference between the book value of the assets referred to in 3(a) [(and (b))] and their market values as demonstrated by the valuations referred to in 3(a) [(and (b))]; and

(d)                       marked to market valuations of all Treasury Transactions entered into by a member of the GasLog Group reconciled against the [Half Yearly][Annual] Financial Statements.

4                               We confirm that no Event of Default is continuing.  [If this statement cannot be made, the certificate should identify any Event of Default that is continuing and the steps, if any, being taken to remedy it.]

Signed by:

Chief Financial Officer
For and on behalf of
GasLog Ltd.

SIGNATORIES

The Guarantor

EXECUTED and DELIVERED as a DEED	)
by	)
for and on behalf of	)
GASLOG LTD.	)
pursuant to a power of attorney dated in the presence of:	)	/s/ Achilleas Tasioulas
	)	Attorney-in-Fact
/s/ Theofanis Sallis

Witness

Name:Theofanis Sallis

Address: AG. Vlassiou 21
20400 Xylokastron

Occupation: Director

The Mortgagee

Signed by	)
ABN AMRO BANK N.V.	)
/s/ Jennifer Carr
	By:	Jennifer Carr